InBev

RECEIVED

2007 MAY -1 P 1:44

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

B[redacted]

07023043

Leuven, 24 April, 2007

SUPPL

De

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED

MAY 0 3 2007

THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

InBev dividend 2006: 0.72 euro per share

InBev is pleased to announce that the General Shareholders Meeting of April 24, 2007 has approved the annual accounts ended December 31, 2006, as well as the gross dividend of 0.72 euro proposed by the Board of Directors. The dividend is payable as of 25 April 2007 at the counters of the following banks: Fortis Bank, ING Belgium, Dexia Bank, KBC Bank, Petercam, Bank Degroof, ABN AMRO Bank, ING Nederland and Fortis Banque Luxembourg.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 86 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel: +32 16 27 67 11
Fax: +32 16 50 67 11
marianne.amssoms@inbev.com

Philip Ludwig
VP Investor Relations
Tel: +32 16 27 62 43
Fax: +32 16 50 62 43
philip.ludwig@inbev.com

END